EQUITY
FOLLOW-ON: ROAD
SHOW
PRESENTATION
SEPTEMBER
21, 2015
CORPORATE
PRESENTATION
Exhibit  99.2
A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Certain
information
in
this
presentation
and
oral
statements
made
during
this
meeting
are
forward-looking
and
relate
to,
without
limitation,
the
anticipated
financial
position
of
Concordia
Healthcare
Corp.
(“Concordia”
or
the
“Company”)
after
the
transactions
described
herein,
business
strategy,
and
other
events
and
courses
of
action.
Words
or
phrases
such
as
“anticipate,”
“objective,”
“may,”
“will,”
“might,”
“should,”
“could,”
“can,”
“intend,”
“expect,”
“believe,”
“estimate,”
“predict,”
“project,”
“potential,”
“plan,”
“facilitate”,
“is
designed
to”
or
similar
expressions
or
variants
thereof
suggest
future
outcomes,
the
results
of
which
are
uncertain
and
are
“forward-looking
information”
or
“forward-looking
statements”
within
the
meaning
of
applicable
securities
laws.
Forward-looking
statements
and
forward-looking
information
(collectively,
“forward-looking
statements”)
herein
and
made
during
this
presentation
include,
among
other
things,
statements
about:
the
terms
of
the
Offering
(as
defined
herein),
the
implied
value
of
the
acquisition
of
Amdipharm
Mercury
Limited
(“AMCo”)
described
herein
and
the
estimate
d
consideration,
including
the
division
of
cash,
equity
and
debt
consideration;
Concordia’s
expectations
regarding
Concordia's
sources
of
financing
for
the
transaction;
the
ability
to
(and
amount
of)
deleverage
within
a
given
period
of
time;
expectations
with
respect
to
expenses,
sales
and
operations;
expectations
with
respect
to
shareholder
value
and
financial
returns
as
a
result
of
the
transaction;
the
expected
products
acquired
in
connection
with
the
acquisition
of
AMCo;
information
pertaining
to
AMCo;
Concordia
following
the
transaction;
the
anticipated
closing
date
of
the
transaction;
financial
impact
and
benefits
of
the
transaction;
Concordia's
future
customer
concentration,
competition,
and
diversification
strategy;
Concordia's
anticipated
cash
position;
Concordia's
ability
to
anticipate
the
future
needs
of
Concordia's
customers;
Concordia's
plans
for
future
products
and
enhancements
of
existing
products;
Concordia's
business
model,
future
growth
strategy
and
growth
rate,
and
Concordia’s
growth
after
the
transactions
described
herein,
including
anticipated
plans
for
geographic
expansion
and
future
acquisitions;
Concordia's
future
intellectual
property;
and
Concordia's
anticipated
trends
and
challenges
in
the
markets
in
which
it
operates
and
the
geographic
markets
in
which
it
may
operate
in
the
future,
including
but
not
limited
to
barriers
to
entry
for
Concordia’s
competitors.
Such
forward-looking
statements
reflect
Concordia's
current
views
with
respect
to
future
events
and
are
based
on
assumptions
and
subject
to
significant
risks
and
uncertainties.
Actual
results
could
differ
materially
from
those
currently
anticipated
due
to
a
number
of
factors
and
risks.
These
include,
but
are
not
limited
to,
risks
related
to:
possible
failure
to
realize
the
anticipated
benefits
of
the
Offering
or
the
transaction,
the
integration
of
AMCo’s
business,
the
possible
failure
to
achieve
the
full
amount
of
anticipated
growth,
the
failure
to
close
the
acquisition
or
financing
transactions,
increased
indebtedness,
the
inability
to
deleverage
and
timing
of
deleverage,
transitional
risk,
potential
undisclosed
costs
or
liabilities
associated
with
the
transaction,
risks
associated
with
the
ability
of
a
major
shareholder
to
influence
the
direction
of
the
company
in
certain
situations,
the
fact
that
historical
and
pro
forma
combined
financial
information
may
not
be
representative
of
Concordia’s
results
post-transaction
and
the
reliance
on
information
provided
by
AMCo.
Although
Concordia
believes
that
the
assumptions
underlying
these
forward-looking
statements
are
reasonable,
they
may
prove
to
be
incorrect
and
the
outcome
of
the
subject
matter
of
any
forward-looking
statements
may
vary
materially
from
the
expected
outcome
described
in
the
forward-looking
statement.
To
the
extent
any
forward-looking
statements
in
this
presentation
constitute
future-oriented
financial
information
or
financial
outlooks
within
the
meaning
of
applicable
securities
laws,
such
information
is
being
provided
to
demonstrate
the
potential
benefits
of
the
acquisition
and
the
financing
described
herein
and
readers
are
cautioned
that
this
information
may
not
be
appropriate
for
any
other
purpose
and
that
they
should
not
place
undue
reliance
on
such
future-oriented
financial
information
and
financial
outlooks.
Future-oriented
financial
information
and
financial
outlooks,
as
with
forward-looking
information
generally,
are,
without
limitation,
based
on
the
assumptions
and
subject
to
the
risks
set
out
above.
Except
as
required
by
law,
Concordia
undertakes
no
obligation
to
update
or
revise
publicly
any
forward-looking
statements,
whether
as
a
result
of
new
information,
future
event
or
otherwise,
after
the
date
on
which
the
statements
are
made
or
to
reflect
the
occurrence
of
unanticipated
events.
Readers
are
cautioned
not
to
place
undue
reliance
on
such
forward-looking
statements,
which
speak
only
as
of
the
date
hereof.
All
subsequent
oral
or
written
forward-looking
statements
attributable
to
Concordia
or
any
of
its
directors,
officers
or
employees,
or
any
persons
acting
on
their
behalf
are
expressly
qualified
in
their
entirety
by
the
cautionary
statement
above.
Neither
Concordia
nor
any
of
Concordia's
representatives
make
any
representation
or
warranty,
express
or
implied,
as
to
the
accuracy,
sufficiency
or
completeness
of
the
information
in
this
presentation.
Neither
Concordia
nor
any
of
Concordia's
representatives
shall
have
any
liability
whatsoever,
under
contract,
tort,
trust
or
otherwise,
to
you
or
any
person
resulting
from
the
use
of
the
information
in
this
presentation
by
you
or
any
of
your
representatives
or
for
omissions
from
the
information
in
this
presentation.
Use
of
Non-IFRS
Measures
This
presentation
refers
to
financial
measures
that
are
not
recognized
under
International
Financial
Reporting
Standards
(IFRS).
While
Concordia,
AMCo
and
certain
other
issuers
measure
and
evaluate
the
performance
of
their
respective
consolidated
operations
and
business
segments
with
reference
to
non-IFRS
measures,
non-IFRS
measures
do
not
have
any
standardized
meaning
under
IFRS
and
therefore
are
unlikely
to
be
comparable
to
similar
measures
presented
by
other
issuers.
Concordia
believes
these
measures
are
useful
supplemental
information
that
may
assist
investors
and
potential
investors
in
evaluating
the
acquisition
and
financing
transactions
described
in
this
presentation
and
in
assessing
an
investment
in
the
Company’s
securities.
Management
uses
non-IFRS
measures
EBITDA,
Adjusted
EBITDA
and
Adjusted
EPS
to
provide
investors
with
a
supplemental
measure
of
the
Company’s
operating
performance
and
expected
performance
after
the
acquisition
and
financing
transactions
described
in
this
presentation
and
thus
highlight
trends
and
expectations
in
the
Company’s
core
business
that
may
not
otherwise
be
apparent
when
relying
solely
on
IFRS
financial
measures.
EBITDA
EBITDA
is
defined
as
net
income
adjusted
for
net
interest
expense,
income
tax
expense,
depreciation
and
amortization.
Management
uses
EBITDA
to
assess
the
Company’s
operating
performance.
The
most
directly
comparable
measure
calculated
in
accordance
with
IFRS
presented
in
the
Company’s
financial
statements
is
net
income.
Adjusted
EBITDA
Adjusted
EBITDA
is
defined
as
EBITDA
adjusted
for
one-time
charges,
including
costs
associated
with
acquisitions,
exchange
listing
expenses,
and
the
Company’s
listing
on
the
TSX
and
NASDAQ,
non-recurring
gains,
non-cash
items
such
as
unrealized
gains
/
losses
on
derivative
instruments,
share
based
compensation,
change
in
fair
value
of
contingent
consideration,
and
realized
/
unrealized
gains
/
losses
related
to
foreign
exchange
revaluation.
The
most
directly
comparable
measures
calculated
in
accordance
with
IFRS
presented
in
the
Company’s
financial
statements
is
net
income.
Adjusted
EPS
Adjusted
EPS
is
earnings
per
share
presented
on
a
fully
diluted
basis
and
is
defined
as
net
income,
adding
back
one
time
charges,
including
costs
associated
with
acquisitions,
exchange
listing
expenses,
and
the
Company’s
listing
on
the
TSX
and
NASDAQ,
non-recurring
gains,
non-cash
items
such
as
unrealized
gains/losses
on
derivative
instruments,
share
based
compensation,
change
in
fair
value
of
contingent
consideration,
and
realized/unrealized
gains/losses
related
to
foreign
exchange
revaluation,
depreciation,
amortization,
and
tax
effect
of
all
adjustments.
The
most
directly
comparable
measure
calculated
in
accordance
with
IFRS
presented
in
the
Company’s
financial
statements
is
EPS.
All
figures
in
U.S.
dollars
unless
otherwise
noted.
Disclaimer

CONCORDIA HEALTHCARE CORP

CONCORDIA HEALTHCARE CORP

Presenting Today
Mark Thompson
Chairman and Chief Executive Officer, Concordia
Adrian de Saldanha
Chief Financial
Officer, Concordia
Wayne
Kreppner
President and Chief Operating Officer, Concordia
John Beighton
Chief Executive
Officer, AMCo

Equity Financing Summary
Issuer
Concordia Healthcare Corp.
Offering
Size
8,000,000 Common Shares
Key
Terms
Follow-on Offering
Common Stock
100% Primary
Ticker / Listing: CXR / TSE; CXRX / NASDAQ
15% Green Shoe (100% Primary)
SEC Status: Registered
Use
of Proceeds
If acquisition closes:
—
Portion of the purchase price of Amdipharm
Mercury
—
Fees and expenses incurred in connection with the acquisition
—
General corporate purposes
If acquisition does not close:
—
Working capital
—
Future acquisitions and furtherance of business plan
—
General corporate purposes
—
Potentially repay debt
Bookrunners
Goldman, Sachs & Co., RBC Capital Markets,
Credit Suisse Securities (USA), and Jefferies
Expected Pricing
September 24, 2015

CONCORDIA OVERVIEW

Concordia Snapshot (Pre-AMCo
Acquisition)
1
Business Description
Key
Statistics
1
Diversified specialty pharmaceuticals company
Specializes in legacy drug products: products with
track record of safety and efficacy and a history of
stable, predictable prescription demand (91% of 2014
Revenue)
Key divisions:
—
Legacy Products:  23 products
–
Includes branded products and authorized
generics contracts
—
Orphan Drugs: Photofrin Photodynamic therapy
Business model is based on an M&A-driven growth
strategy, expanding its product portfolio predominantly
through the acquisition of drugs
Founded in 2012; publicly traded on the TSX (CXR)
since 2013; publicly traded on the NASDAQ (CXRX)
since 2015
Headquartered in Oakville, Canada
2014
Standalone
Revenue
Breakdown
1
Metric
2014
Revenue
$309 million
Adjusted
EBITDA
% Margin
$210 million
68%
$309mm
Donnatal
21%
Lanoxin
16%
Plaquenil
9%
Zonegran
8%
Dibenzyline
8%
Other
39%
1
Concordia financials pro forma for full year contribution from acquisitions made in 2014 and 2015 (Donnatal: May 2014; Zonegran: September 2014; Covis portfolio: April 2015).

Concordia’s Established Product Strategy
Acquire mature branded products with near term or post patent expiry that generate stable stream of revenue and cash flow
—
Capitalize
on
opportunities
in
‘Big
Pharma’
value
chain
-
can
acquire
targets
at
attractive
multiples
Flexible acquisition model with a focus on a broad range of targets from a variety of therapeutic areas
Pharmaceutical Product Lifecycle
Big Pharma and Biotech Focus
Concordia’s Focus
Product Launch
and Growth
Expiration of
Patent and
Exclusivity
Maturity
Concordia Value Add
Regulatory
Approval
Pre-clinical and
Clinical Trials
Drug
Discovery
Time

Flexible Model for Acquiring Established Drugs
Concordia Investment Criteria
Rationale for Acquiring Legacy Products
Attractive cash
flow generation
Strong safety
and efficacy
Strong brand
equity due to a
long history
Attractive
valuation; non-
strategic for Big
Pharma
Minimal R&D Costs
Manageable sales
and marketing
expense
Known products for doctors
Well-established safety profile
No launch promotion required
Limited sales and marketing costs
Known competitive landscape
Quantifiable generic participation
Lower pipeline (alternative product) risk
Supply price agreement strategy
Predictive and reliable supply chain
Active Pharmaceutical Ingredients (API) readily available
Long-term stable supply chain
Alternative manufacturing sources if needed
Distributed by leading third party logistics provider
Financial stability with upside potential
Attractive cash flow profile
Competitive value
Demonstrated response to promotion and investment

COVIS

zonegran®
zonisamide

Donnatal®

Photofrin®

Kapvay™ Orapred
ulesfia

CONCORDIA HEALTHCARE CORP

Note: Total considerations as of the announcement date.
Track Record of Integrating Acquisitions
Acquisition
Date
Consideration
Description
April 2015
$1.2bn
Well established products; stable revenue
Strong margins and free cash flow profile
Limited marketing and capital expenditures
September 2014
$91mm
Mature
off-patent
legacy
product
with
strong
cash
flows
Limited sales and marketing expenses
May 2014
$329mm
Strong durable brand equity over several decades
Long track record of safe, well tolerated use
Tangible growth prospects
December 2013
$58mm
Upside from potential new Orphan Drug indications
High margin product
Single sourced brand
May 2013
$29mm
Limited sales and marketing expenses
Portfolio of
products

TRANSACTION OVERVIEW

Concordia / AMCo
Transaction Summary
Implied
Transaction
Value and
Consideration
Concordia to acquire AMCo
for approximately US$3.3 billion
from Cinven
1
and certain other sellers
—
Cash consideration:  ~ £800 million upon closing (approximately US$1.2 billion)
—
Equity: 8.49 million Concordia shares, representing ~ 19.9% ownership in the combined company, based on current basic shares outstanding (implied value of approximately US$0.7 billion)
—
Debt: Assumption of AMCo net debt (approximately US$1.4 billion)
—
Earnout: Up to £144 million  payable, to the extent earned, in Q4 2016 (approximately US$220 million)
GBP
Financing
Fully
committed
financing
from
Goldman,
Sachs
&
Co.,
Credit
Suisse,
RBC
Capital
Markets,
and
Jefferies
To
be
financed
with
a
combination
of
cash,
term
loans,
bonds
and
a
public
offering
of
equity
securities
under
the
Company’s
existing
shelf
prospectus
Closing
Approved
by
the
boards
of
directors
of
both
companies;
no
shareholder
vote
required
Subject
to
stock
exchange
approval
Transaction
is
expected
to
close
in
Q4
2015
1
“Cinven”
means,
depending
on
the
context,
any
of
or
collectively,
Cinven
Group
Limited,
Cinven
Partners
LLP,
Cinven
(LuxCo1)
S.A.,
Cinven
Capital
Management
(V)
General
Partner
Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

CONCORDIA HEALTHCARE CORP

+ AMCo Amdipharm Mercury

CONCORDIA HEALTHCARE CORP

12
A Strategic and Transformational Milestone
1
Based on 2013A –
2014A growth
A truly
transformational
acquisition providing
opportunities for
organic and
acquisition-based
growth
Broad portfolio of more than 190 complementary, niche
pharmaceutical products
Geographic diversification with global commercial reach and
products marketed in more than 100 countries
Complementary high margin business model with double-
digit
growth
Experienced management team plus Centre of Excellence
in India
Flexible and asset-light business model complementary
to Concordia strategy
Creates broadly diversified combined company with
substantial financial resources
Accretive to adjusted earnings per share and revenue

1

Combined Company Creates Global Platform to Drive Continued
Expansion
1
Indirect markets accessed via distributors.
Direct sales presence today
Indirect markets
Combined Company
International
footprint with
direct and indirect
presence in over
100+ countries
Experienced
management team

Expected
Value Creation Through Financial Scale and Resources
Financial Scale
2014A Concordia PF Revenue:
US$309mm
2014A AMCo
Revenue:
US$482mm
2014A Pro Forma Revenue:
US$791mm
2014A Pro Forma Adjusted EBITDA
:
US$463mm
Concordia
AMCo
Pro Forma
Key Benefits
Continues the rapid expansion of Concordia’s
position in the specialty pharmaceutical
market
Financial scale to continue future acquisitions
Increases ability to compete for global assets
Greater cash flows to benefit credit profile
1
   Adjusted EBITDA represents a non-IFRS measure. See “Non-IFRS Measures” for the definition of Adjusted EBITDA. Pro forma adjustment for acquisition of pharmaceutical products and impact of AMCo’s cost savings programs are not included in this figure.
1

Combined Product Portfolio Provides Diversification
Pro Forma Revenue
2014A Pro Forma Revenue:
US$791mm
Strategic fit and shared
management philosophy
focusing on niche life-
cycle management
opportunities for off-
patent prescription drugs
Broadly diversified with
no single product
accounting for greater
than 10% of revenues
Other
70%
Donnatal
8%
Macrobid
6%
Eltroxin
6%
Lanoxin
6%
Predsol
4%

AMCo’s Indian Centre of Excellence (COE)
Functional Area
Activities Performed
Regulatory & medical affairs
License maintenance / document management / PV activities and support / AE reporting
Commercial
Pricing strategies / process improvement
management / business intelligence
and market analytics / marketing campaign development
International operations
Vendor management / quality compliance / batch release / quality documentation
Strategic development
Business intelligence / market analytics / regulatory filing / dossier review
Finance
Finance reporting and consolidation / business reporting and analytics
HR, IT, facilities and other
support
Project management for system integration / SAP implementation projects /
integration / international infrastructure management
Meaningful Operating Leverage From the Combination

AMCO OVERVIEW

Complementary Business Model
Financial Summary
Specialty pharmaceutical company with ability to
maintain growth and margins
Diversified,
legacy portfolio with strong
competitive
position
Organic growth with robust pipeline of new
product launches
Flexible, asset-light operating model based
on
proprietary Indian Centre of Excellence, third
party manufacturers and limited marketing &
promotion spend
Scalable
platform across geographies and
therapeutic areas
High margin business with strong historical cash
flow conversion
Track
record in creating value through accretive
M&A
Complementary Business Model with Strong Financial History
Note: 2013A assumes GBP / USD FX rate of 1.5643 based on average FX rates in 2013
Adjusted EBITDA represents a non-IFRS measure. See “Non-IFRS Measures” for the definition of Adjusted EBITDA.
Adj.
EBITDA
1
Margin:
53%
53%
2013A –
1H 2015A Revenue
(US$ in millions)
Adj.
EBITDA
1
:
$ 256
$ 134
$377
$482
$252
2013A
2014A
1H 2015A

1

AMCo’s
Business Strategy
The approach to growth plans is tailored to each market, but is built on complementary drivers, centred around core competencies
Locally-Based Country
and Regional Managers
Local Field Force Driving
Demand Generation for
Targeted Products
Value Enhancing
Opportunities
Tendering Opportunities
Quality and Reliable
Supply Chain
Integration Capability:
Leveraging Completed
Acquisitions
Bolt-On M&A: Identifying
New Local Platform
Opportunities
Pipeline Opportunities
and Portfolio
Optimization
India Centre of
Excellence
Pipeline Strategy Via
Formulation
Development and In-
Licensing
Local Knowledge
Underpinned By
Leading to
Identification of Niche
Opportunities
Distributor Optimization

AMCo’s
Portfolio: Diversified and International
Diversified
International
Over 190 products
No one product accounts for more than 10% of
revenues
Strong foothold and attractive position in the UK, one of
Europe’s largest pharmaceutical markets
Strategic distributor alliances and local presence in certain
European and Middle-Eastern and North African markets
expected to enable growth on an international scale
% Contribution to 2014A Revenue
% Contribution to 2014A Revenue
RoW
36%
UK
64%
Top 5 Products
39%
Next 5
Products
19%
Other Products
42%

Targeting Attractive UK End Markets
Source:
BMI Research, NHS, OECD, The Pharmaceutical Journal, ABPI, trade press
Large and Growing
Generic Market
Historically, UK has one of the largest generics markets in Europe (2014 value ~£6.5bn)
with growth forecast at ~4%
Uniquely attractive product portfolio
Positive Government
Policy
Government Policy supports the aggressive use of generics
NHS encourages unbranded prescribing and dispensing
Stability and Freedom of
Pricing
The UK has a stable pricing mechanism for branded products (PPRS) and a free pricing approach for generics. 60 years of DoH
partnering delivers stability
AMCo
products are niche pharmaceutical products that may present technical barriers to entry
as
they
are
difficult
to
manufacture
and
entail
complex
regulatory
approval
processes,
thus changes in the competitive landscape are infrequent
Medicines
Optimization
Medicines
optimization
delivers
real
opportunities
to
launch
affordable
medicines
that
deliver patient benefits at higher ASP’s than standard generics

Core Product Portfolio Focused on Attractive Therapy Areas
AMCo
Top
Molecules
by
2014A
Revenue
Molecule
Indication
International Rights
2014A Revenue
Contribution (%)
Levothyroxine Sodium
Hypothyroidism
9.8%
Nitrofurantoin
Urinary tract infections
9.2%
Prednisolone
Inflammatory conditions
7.2%
Carbimazole
Hyperthyroidism
Defined territories
5.9%
Liothyronine Sodium
Severe hypothyroid states
5.7%
Fusidic Acid
Bacterial conjunctivitis
5.4%

CONCORDIA HEALTHCARE CORP + AMCo Amdipharm Mercury

Strong Financial Returns

International Platform for Continued Expansion

Enhanced Scale and Financial Resources

Diversification

Meaningful Operating Leverage

CONCORDIA HEALTHCARE CORP

Expected
Value Creation for Concordia Shareholders
Meaningful Value Creation for Concordia Shareholders in the Combined Company
1
Adjusted EBITDA represents a non-IFRS measure. See “Non-IFRS Measures” for the definition of Adjusted EBITDA.
Accretive to both Concordia revenue and
adjusted EPS growth
Access to new geographic markets and regions
More than doubles Concordia revenue and
adjusted EBITDA
1
No product will represent more than 10% of
revenue
Indian operations provide a low-cost center of
excellence